NORSAT SHAREHOLDERS APPOINT JAMES TOPHAM TO BOARD OF DIRECTORS

Vancouver, British Columbia – May 13, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that Mr. James Topham has been appointed by shareholders to its Board of Directors effective May 12 at the Annual General and Special Meeting of Shareholders. Mr. Topham has also been appointed Chair of the Audit Committee, replacing Ms. Margaret Good, who did not seek re-election.

Mr. Topham has 30 years of public practice experience as a Chartered Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves as CFO of dPoint Technologies Inc., an energy recovery and fuel cell technology company. Mr. Topham comes to Norsat with prior Board experience, being a director of two other publicly traded technology companies: Day4 Energy (TSX: DFE) and Epic Data (TSX-V: EKD), both located in British Columbia. Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC.  He is a founder and currently Chair of BC Social Venture Partners, which has raised several million dollars towards funding specific community projects.  Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

“On behalf of the Board and shareholders, I would like to welcome James to the Norsat team” said Mr. Fabio Doninelli, Norsat’s Chairman. “James is a Chartered Accountant with over 30 years of experience in the financial operations of private and publicly traded companies and also has expertise in mergers and acquisitions. In addition, he has a deep knowledge base of technology companies and has hands on experience in managerial roles in both small and large organizations. I’m glad to have James aboard and am looking forward to his contributions.  I would also like to thank Margaret for her time and assistance over the past year, and wish her well in her future endeavors” added Mr. Doninelli.

"It brings me great pleasure to join the Board of Norsat during this period of expansion, especially in the near future as the Company seeks to pursue additional growth opportunities. I am thankful to the shareholders for voting me onto the Board and am looking forward to working diligently on their behalf," said Mr. Topham.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com